March 11, 2022

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley and Lilyanna Peyser

Re: Creek Road Miners, Inc.
Registration Statement on Form S-1
Filed January 24, 2022
File No. 333-262304

Ladies and Gentlemen:

On behalf of our client, Creek Road Miners, Inc.. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2022 relating to the above-referenced Registration Statement on Form S-1 (the “Initial Filing”). The Company is concurrently submitting an amended Registration Statement on Form S-1/A (the “Amended Filing”). For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter and a copy of the Amended Filing marked to show all changes from the Initial Filing.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Initial Filing), all page references herein correspond to the pages of the Amended Filing. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Filing.

2022 Mining Equipment, page 1

1.	We note your disclosure that you “had deposits for an additional 1,140 miners with 135.3 Ph/s hashing capacity to be delivered in 2022.” Please disclose the amount of your capital commitments for these miners, your source of financing for these miners, and when in 2022 you plan to receive the miners. If you have other capital commitments in the next 12 months, please provide similar disclosure with respect to those commitments. In this regard, we note your disclosure elsewhere that “[f]or the nine months ended September 30, 2021, we incurred a net loss of $4,924,157,” and “[a]s of September 30, 2021, we had an accumulated deficit of $3,022,442.”

During the year ended December 31, 2021, the Company entered into purchase agreements with mining equipment suppliers for the acquisition of the mining equipment to be shipped and delivered during fiscal year 2022. Of the 1,140 miners, 270 Bitmain S19 miners are expected to be delivered in March 2022, 270 Bitmain S19J Pro miners are expected to be delivered in May 2022 and 600 Bitmain S19XP are expected to be delivered from July through December 2022.

The purchase commitments for the above miners total approximately $11.5 million, of which $7,089,000 was paid as a deposit during the year ending December 31. 2021. The remaining commitments of approximately $4.4 million are anticipated to be paid monthly from the proceeds of the sale of earned Bitcoin during the year ending December 31, 2022 or, if necessary or advisable, with earned Bitcoin to the extent that if the vendor accepts Bitcoin as a form of payment or from additional capital raising, which may be debt or equity, or a combination thereof pursuant to a private or public offering, with the last payment scheduled to occur on November 10, 2022.

Prospectus Summary, page 1

2.	We note your disclosure that “[w]e currently generate substantially all our revenue through cryptocurrency we earn through our mining activities, which we may strategically hold or sell at beneficial prices and times.” Please affirmatively identify all of the crypto assets that you currently mine, and indicate whether you have the intention of mining any other crypto assets in the foreseeable future. Provide a detailed discussion of the extent to which and your policy regarding whether you hold rewards from you mining activities for investment, or sell them for fiat currency, other crypto assets, or otherwise (and why). In your discussion, please describe circumstances that may cause it to be beneficial for you to hold versus sell your rewards. In doing so, affirmatively identify any crypto assets that you have acquired other than through mining, and explain why you acquired those assets and your policy for holding or selling these assets.

The Company exclusively mines and holds Bitcoin, and does not have the intention of mining any other crypto assets in the near future. The Company currently plans to hold its mined Bitcoin through at least the next halving event; provided, however, that the Company may sell its Bitcoin as necessary for operations or as dictated by market conditions.

To the extent the Company expands its mining operations to include additional crypto assets, it will evaluate the financial merits of such crypto assets based on a number of factors, including the anticipated profitability and price stability of such crypto assets and the Company’s determination as to whether such assets constitute securities as defined in Section 2(a)(1) of the Securities Act pursuant to the analysis outlined below in response to comment 7.

3.	We note your disclosure that “[b]y directing income from oil and excess natural gas sales to cover operating expenses we will have the opportunity to maintain treasury status of our diverse cryptocurrency portfolio.” Please clarify what is meant by “treasury status,” and your reference to your “diverse” cryptocurrency portfolio. In this regard, it appears that your current and future cryptocurrency mining activities relate solely to Bitcoin. As a related matter, if you intend to create a portfolio of digital assets through participation in offerings and secondary market purchases, please disclose the process and framework that you use or will use to determine which digital assets to add to your portfolio.

“Treasury status” refers to the holding of crypto assets mined by the Company in lieu of selling such assets for fiat currency. The Amended Filing clarifies what was meant by “treasury status.”

The Amended Filing removes references to a “diverse” cryptocurrency portfolio and confirms the Company’s intention to focus on the mining of Bitcoin for the foreseeable future. The Company does not intend to create a portfolio of digital assets through participation in offerings and secondary market purchases. The Company intends to re-evaluate its policy in 2023 based on prevailing market conditions, among other factors.

4.	We note your disclosure that “[t]he Company continues to operate an eCommerce site selling pop culture memorabilia.” Please disclose the portion of your revenue derived from your ecommerce sales compared to your cryptocurrency mining revenue for the periods presented in your filing, as well as your future intentions regarding your eCommerce site.

Based on unaudited financial results for the fourth quarter of 2021, we estimate that eCommerce operations accounted for $75,470, or approximately 16.9%, of the Company’s revenue during such quarter. Further based on such unaudited results, we estimate that cryptocurrency mining accounted for $369,804, or approximately 83.1%, of the Company’s revenue during such quarter. We note that the Company’s mining operations began on October 24, 2021.

With respect to the financial statements included in the Form 10-Q for the quarter ending September 30, 2021, the Company’s eCommerce operations are included under the “Vault” heading at Note 3 of Item 1, and accounted for $362,303 in revenue for the nine months ended September 30, 2021. The Company has divested itself of the assets relating to the “Virtual” and “Jevo” revenue identified in the Form 10-Q for the quarter ended September 30, 2021.

The Company will evaluate whether to continue its eCommerce operations in 2022 and, if such decision is made, will reflect the eCommerce operations as held for sale from and after the date such decision is made and, to the extent required by ASC 205-20, will revise financial statements incorporated by reference into the registration statement for retrospective reclassification of all prior periods.

5.	Please describe your storage and custodial practices, and include specific and detailed risk factor disclosure describing the risks associated with your custody practices for crypto assets.

Please see amended disclosure at page [●] of the Amended Filing. The Company holds its crypto assets in cold storage with the private keys stored in the possession of certain of the Company’s officers.

6.	Please provide us with your legal analysis regarding whether your acquisition and strategic holding of digital assets may require you to register as an investment company under the Investment Company Act of 1940.

The Company evaluates its status as an investment company under the relevant provisions of the Investment Company Act of 1940 (the “Investment Company Act”). As defined in the Investment Company Act, an investment company is an entity that

“(A)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or
(C)	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

As discussed in the response to comment 7 below, the Company does not expect that its digital asset holdings will be categorized as “securities” under the federal securities laws. Accordingly, the Company does not expect that its digital asset activities would constitute “holding itself out as being engaged primarily […] in the business of investing, reinvesting, or trading in securities”. The Company also does not issue face-amount certificates. Finally, the Company does not expect to own or “acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Govern securities and cash items) on an unconsolidated basis.” “Investment securities” are defined as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [section 3(c)(1) or (7) of the Investment Company Act].” While the Company does own the securities of its three subsidiaries, they are each majority-owned by the Company and are not themselves investment companies or rely on the exceptions from investment company status contained in section 3(c)(1) or (7) of the Investment Company Act; as a result, their securities should not constitute “investment securities.” Nor does the Company otherwise own assets that should count towards the investment company test. As of December 31, 2021, the assets of the Company and its subsidiaries (excluding cash items) were primarily comprised of mining equipment deposits, and the Company held no investment securities. Because the Company does not expect that Bitcoin digital assets would be characterized as investment securities, future holdings of Bitcoin digital assets, whether at the Company or the subsidiary level, should not trigger registration of the Company under the Investment Company Act.

7.	Provide a detailed description of the policy and framework that you use to determine whether any crypto assets that you mine, hold, or otherwise acquire are securities as defined in Section 2(a)(1) of the Securities Act. Address the specific risks inherent in your policy and framework for determining that crypto assets you mine, hold, or otherwise acquire, and may hold or acquire in the future (whether through mining activities, transactions involving crypto assets, or otherwise) are not securities. Finally, describe the limitations of any policy and framework you have in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body.

The Company determines whether a digital asset is a security by determining whether the asset comes within any definition of “security” under the relevant federal securities laws. The definition of “security” in the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) are substantially the same. Both definitions contain a “catchall” provision for “investment contracts”. The Commission has taken the position that many digital assets are securities under the Securities Act and the Exchange Act because they are investment contracts. Beginning with the Supreme Court case SEC v. W.J. Howey Company,1 federal courts and the Commission have defined investment contracts to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the reasonable expectation of profits (4) solely (or, according to the lower courts, primarily)2 form the efforts of others (the “Howey test”). In addition to this Howey test, in 2019 the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Framework”)3 which provides a detailed framework for the analysis of the status of digital assets.

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

2 SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973), cert. denied 414 U.S. 821 (1973); “[T]he word ‘solely’ should not be construed as a literal limitation; rather, we ‘consider whether, under all the circumstances, the scheme was being promoted primarily as an investment or as a means whereby participants could pool their own activities, their money and the promoter’s contribution in a meaningful way’.” United States v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008)(quoting SEC v. Aqua-Sonic Prods Corp., 687 F. 2d 577, 582 (2d Cir. 1982)).

3 “ Framework for ‘Investment Contract’ Analysis of Digital Assets”, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets last accessed March 1, 2022.

When determining whether a particular digital asset is or is not a security, the Company relies on the Howey test and the Framework, as well as any relevant no action letters issued by the Commission, the Commissions position as set out in its enforcement actions and litigation related to the question of whether digital assets are securities and, to a lesser extent, public statements regarding digital assets made by Staff of the Commission.

As set out in the Amended Filing, the Company currently mines and holds only one type of digital asset - Bitcoin cryptocurrency. The Company has applied the Howey test to assess whether the Bitcoin digital asset is a security. Bitcoin digital assets can only be created by engaging in mining activity and receiving the block reward. “By convention, the first transaction in a block is a special transaction that starts a new coin owned by the creator of the block. This adds an incentive for nodes to support the network, and provides a way to initially distribute coins into circulation, since there is no central authority to issue them.”4 There was no initial coin offering or other offer and sale that launched Bitcoin; rather, the first and all subsequent Bitcoin digital assets were created sui generis from the mining activity of network participants. Under the Howey test, the generation of Bitcoin does not involve either an investment of money (prong 1) or profit generated solely or primarily by the efforts of others (prong 4).

The Company has also applied the Framework to assess whether the Bitcoin digital asset is a security. In the Framework, the Staff states that “[t]he inquiry into whether a purchaser is relying on the efforts of others focuses on two key issues: [(1)] Does the purchaser reasonably expect to rely on the efforts of an AP [Active Participant]? [2] Are those efforts ‘the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise,’ (citations omitted) as opposed to efforts that are more ministerial in nature?”5 In the case of Bitcoin mining, there is no purchaser of the Bitcoin digital asset. Even if the purchase and operation of Bitcoin mining equipment could be construed as a purchase in connection with the digital asset, no purchaser relies on the efforts of an Active Participant to obtain Bitcoin. Rather, the Bitcoin is released to the miner from the mining activity without any action or intervention by others.

4 “Bitcoin: A Peer-to-Peer Electronic Cash System”, Satoshi Nakamoto available at https://bitcoin.org/en/bitcoin-paper last accessed March 1, 2022.

5 “ Framework for ‘Investment Contract’ Analysis of Digital Assets”, Section I(C) SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets last accessed March 1, 2022.

Finally, the Company notes that the Commission’s Director of the Division of Corporation Finance William Hinman stated “[W]hen I look at Bitcoin today, I do not see a central third party whose efforts are a key determining factor in the enterprise. The network on which Bitcoin functions is operational and appears to have been decentralized for some time, perhaps from inception. Applying the disclosure regime of the federal securities laws to the offer and resale of Bitcoin would seem to add little value.”6 Although speeches by Commission Staff do not necessarily reflect the opinions of, or constitute guidance by, the Commission, Director Hinman’s assessment of the decentralization of the Bitcoin blockchain directly addresses and illuminates the issue of whether a purchaser of Bitcoin relies on the efforts of a promoter, sponsor or other third party.

In sum, the Company’s policy and framework used to determine whether any crypto assets mined, held or otherwise acquired are securities as defined in Section 2(a)(1) of the Securities Act relies on well-settled case law and Commission guidance for its risk-based judgment that Bitcoin digital assets are not securities, while acknowledging that this judgment does not constitute a legal standard or determination binding on the Commission or any other regulatory body.

Government Regulation, page 2

8.	We note your disclosure that “[c]ryptocurrency is increasingly becoming subject to governmental regulation, both in the U.S. and internationally,” “[s]tate and local regulations also may apply to our activities and other activities in which we may participate in the future,” and “[n]umerous regulatory bodies have shown an interest in regulating blockchain or cryptocurrency activities.” Here and in your risk factor disclosure on page 10, please enhance your disclosure to provide a more detailed discussion of the laws and regulations that may affect your mining activities, and the effects and potential effects of the relevant laws and regulations and changing regulatory environment on your business and operations.

Please see the amended disclosure at page [●] of the Amended Filing.

Strategic Initiatives, page 3

9.	We note your disclosure that you “seek to own multiple oil and natural gas producing assets, utilize the natural gas to power environmentally friendly, state of the art cryptocurrency mining facilities.” Please clarify the status of your search for and acquisition of these oil and gas producing assets, including when you expect to acquire the same, the costs associated with acquiring these assets, and how you intend to fund these acquisitions.

The Company is targeting between $10 million and $15 million of acquisitions of oil and gas producing assets in 2022. The Company is currently in discussions with natural gas producers and has signed non-disclosure agreements relating thereto. As of the date hereof, none of the discussions have led to formalized agreements. The Company’s intention is to enter into a letter of intent in the coming weeks, followed by diligence activities and the acquisition of such assets. The Company anticipates that it will fund such acquisitions through the proceeds of the sale of earned Bitcoin, vendor financing, a private placement of the Company’s securities or a combination thereof.

6 William Hinman, Director, SEC Div. of Corp. Fin., Remarks at the Yahoo Finance All Markets Summit: Crypto “Digital Asset Transactions: When Howey Met Gary (Plastic)” (June 14, 2018) available at https://www.sec.gov/news/speech/speech-hinman-061418 last accessed March 1, 2022.

Risk Factors, page 6

10.	Please amend your risk factor disclosure to include risks related to the volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade, and the resulting liquidity, valuation and earnings challenges. Please also discuss any risks and challenges created by events on the underlying blockchain, such as forks and airdrops.

Please see the amended disclosure at pages [●] and [●] of the Amended Filing.

11.	We note that your risk factors address the risks related to Bitcoin. Please amend your risk factor disclosure to discuss the risks, if any, related to any other crypto assets you mine and/or hold. Alternatively, please tell us why you believe you are not required to provide this disclosure.

As reflected in the Amended Filing, the Company does not plan to mine or hold crypto assets other than Bitcoin for the near future. As such, the Company does not believe that disclosure of risks related to the mining or holding of other crypto assets would be meaningful to investors.

“Bitcoin is subject to halving . . .”, page 7

12.	Please amend your disclosure to describe the steps you have taken, if any, to mitigate the risks related to halving.

Please see the amended disclosure at page [●] of the Amended Filing.

General

13.	We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and update this section accordingly.

We understand the intended references in the Staff’s comment are to the fiscal year ended December 31, 2021. The Company intends to file its Annual Report Form 10-K for the fiscal year ended December 31, 2021 and amend the Form S-1 to incorporate such Form 10-K by reference prior to requesting acceleration of effectiveness of the Form S-1.

14.	We note your reference to non-fungible tokens in your 10-Q for the period ended September 30, 2021. Please amend your disclosure to explain the role, if any, of NFTs in your current business model. Please also provide a legal analysis as to why your NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act. Your analysis should address not only the NFTs themselves but also the program through which the NFTs are being issued.

The Company’s current business model does not contemplate the sale or issuance of non-fungible tokens. For the year ended December 31, 2021, the Company sold an aggregate of nine NFTs for a total revenue of $975 in connection with its eCommerce operations before ceasing business activities relating to NFTs. As the Company no longer has an NFT business, it does not believe a legal analysis relating thereto is necessary.

15.	Please disclose whether the company has enough cash to fund its operations for the next twelve months, and if not, whether the company will need to raise additional funds. Please refer to Item 303(a) of Regulation S-K. In addition, please disclose your plan of operations for the next twelve months, the milestones you intend to reach and the timing thereof, the steps you will take to achieve each milestone, and the funds required to reach each milestone.

As noted in response to comment 1, the Company anticipates meeting its remaining commitments with respect to the acquisition of additional miners from the proceeds of the sale of earned Bitcoin during the year ending December 31, 2022 or, if necessary or advisable, with earned Bitcoin to the extent that if the vendor accepts Bitcoin as a form of payment or from additional capital raising, which may be debt or equity, or a combination thereof pursuant to a private or public offering.

The Company’s milestones for the next twelve months relate to the receipt and initiation of operation of such miners.

16.	We note that you have filed an S-1 registration statement that was taken effective on October 4, 2021. This filing appears to have been taken effective prior to your change in business from live events to cryptocurrency mining. Please tell us whether you have made any sales pursuant to this registration statement on or after the date that you discontinued your legacy operations and began mining operations. Please also tell us whether you intend to amend this registration statement via post-effective amendment to describe your current business rather than your legacy business.

No sales have been made by the Company pursuant to the Form S-1 registration statement that was declared effective on October 4, 2021. The Company notes that the change in its business strategy to cryptocurrency mining was disclosed in its Form 10-Q filed on November 15, 2021, at Note 11 to its financial statements, which disclosed that, “On October 25, 2021, Creek Road Miners officially pivoted its business to cryptocurrency mining, with the completion of its first facility, start of operations, and recognition of its first revenue from Bitcoin.” The MD&A at Item 2 also disclosed that the Company “sold the bulk of [its] live events business on August 6, 2021.” Such disclosures were forward incorporated by reference into the Form S-1 as stated therein. The Company is unaware of whether the selling shareholders named in such registration statement sold shares prior to the filing of such Form 10-Q but notes that two such selling shareholders transferred shares into street name.

17.	In an appropriate place, please discuss the “key contracts and business relationships” on which you rely, as well as the terms of your material agreements. Please file your material agreements as exhibits.

The Amended Filing attaches the Company’s key contracts as Exhibits 10.30, 10.31 and 10.32. Disclosure relating to such contracts will be incorporated into the Amended Filing by reference to the Annual Report Form 10-K for the fiscal year ended December 31, 2021 that the Company intends to file prior to requesting acceleration of effectiveness of the Form S-1.

18.	On pages 7 and 11, where you discuss the “substantial control” that insiders hold, please identify the insiders and their individual and aggregate holdings in the company (both currently and assuming that the offering is fully subscribed). Please also provide this disclosure on the prospectus cover page and in the Prospectus Summary.

Please see the amended disclosure at pages [7] and [11] of the Amended Filing, as well as on the prospectus cover page and in the Prospectus Summary.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (214) 978 3095 or Christopher Lapp at (202) 835-6251.

Very truly yours,

Roger W. Bivans

cc:	Scott Kaufman